June 25, 2019

VIA EDGAR
Wilson K. Lee
Senior Staff Accountant
Division of Corporation Finance
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Annaly Capital Management, Inc. Form 10-K for the fiscal year ended December 31, 2018 Filed February 15, 2019 File No. 001-13447

Dear Mr. Lee:
On behalf of Annaly Capital Management, Inc. (the “Company” or “Annaly”) set forth below is our response to the comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided in your letter, dated June 19, 2019, with respect to our Form 10-K (File No. 001-13447), filed on February 15, 2019.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2018
Item 7. Management’s Discussion and Analysis
Non-GAAP Financial Measures, page 55

1.
We have considered your response to comment one and note your proposal to disclose the upfront amounts paid or received in future periods to the extent material. We understand that several of your non-GAAP measures, such as Economic Interest Expense and Core Earnings, are designed to include the cost of financing. We further understand that amounts paid or received related to market agreed coupon interest rate swaps are akin to financing costs, and these costs are currently excluded from your non-GAAP measures. Given the characterization and purpose of several of your Non-GAAP financial measures, we believe that to the extent material, the current period impact of amounts paid or received related to market agreed coupon interest rate swaps should be appropriately reflected within such Non-GAAP financial measures. Please revise your disclosure in future filings accordingly.

Response: In response to the Staff’s comment, the Company will revise its disclosures in future filings to also reflect within its Non-GAAP financial measures, to the extent material, the current period impact of upfront amounts paid or received related to market agreed coupon interest rate swaps.

* * * * *
We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 696-0100 or by email at gvotek@annaly.com or Anthony Green at (212) 696-0100 or by email at agreen@annaly.com.

Sincerely,
/s/ Glenn A. Votek
Glenn A. Votek
Chief Financial Officer

cc:	Anthony Green, Annaly Capital Management, Inc.

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